7701 Forsyth Boulevard Suite 800 St. Louis, Missouri 63105	Phone: 314.854.8000 Fax: 314.854.8003 www.Belden.com
July 1, 2008
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Attention:	Mr. Rufus Decker Ms. Nudrat Salik

Re:	Belden Inc.
File No. 001-12561
Form 10-K for the fiscal year ended December 31, 2007,
Filed on February 29, 2008

Form 10-Q for the period ended March 30, 2008,
Filed on May 8, 2008

Schedule 14A
Filed on April 16, 2008
Dear Mr. Decker and Ms. Salik:
We have included in this letter Belden’s responses to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 18, 2008.
Set forth below are the Staff’s comments, indicated in bold, together with the responses of Belden. All references to page numbers in the document correspond to pagination in the filings referenced above.
Form 10-K for the Year Ended December 31, 2007
General
1.	Where a comment below requests additional disclosures and other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

We have shown in our supplemental response what the revisions prompted by your comments will look like. We will also include these revisions in future filings when applicable.

Securities and Exchange Commission
July 1, 2008

Management’s Discussion and Analysis
Results of Operations, page 21
2.	We note your response to prior comment 3. We continue to believe that you should provide a separate discussion with quantification of the business reasons for changes between periods in the Finance & Administration column in your discussion of segment results.

In future filings, we will provide a separate discussion of the changes between periods in the Finance & Administration column. Using the year ended December 31, 2007 as an example, such disclosure will appear as follows:
Finance & Administration

			Percentage
	2007	2006	Change
	(in thousands, except percentages)

Operating loss	$(43,313)	$(29,220)	48.2%
Finance & Administration operating loss increased in 2007 from 2006 primarily due to a $9.5 million increase in salaries, wages and benefits that resulted from additional headcount needed to support new corporate programs and the overall growth of the Company. Included in the $9.5 million increase in salaries, wages and benefits is an increase in share-based compensation expense of $2.9 million, which is related to the incremental expense associated with the annual grant of equity awards made in February 2007. The operating loss also increased due to a $3.1 million increase in consulting, advisory, and other professional fees.
Notes to the Financial Statements
Note 4: Operating Segments and Geographic Information
Operating Segment Information, page 48
3.	We note your response to prior comment 6. Please expand your discussion of affiliate revenues in MD&A to also discuss significant inter-affiliate transactions and corresponding amounts as well as any trends related to these amounts.

In future filings, we will expand our discussion of affiliate revenues in MD&A to also discuss significant inter-affiliate transactions and corresponding amounts as well as any trends related to these amounts. Using the Specialty Products segment discussion for the year ended December 31, 2007 as an example, such disclosure will appear as follows:
Specialty Products

			Percentage
	2007	2006	Change
	(in thousands, except percentages)

Total revenues	$328,737	$277,775	18.3%
Operating income	53,265	33,116	60.8%
as a percent of total revenues	16.2%	11.9%

Securities and Exchange Commission
July 1, 2008

Specialty Products total revenues, which include affiliate revenues, increased in 2007 from 2006 due to a $53.1 million increase in affiliate revenues as more of the capacity in the Specialty Products segment was used to meet customer demand primarily in the Belden Americas segment. If the Specialty Products segment continues to have available capacity, we expect to utilize that capacity to meet customer demand in our other operating segments as needed. External customer revenues decreased due to lower unit sales volume partially offset by increased selling prices and favorable product mix. Decreased unit sales volume and increased prices resulted from our strategic initiative in product portfolio management which involved price increases on many lower-margin products to reposition them or to reduce less profitable or unprofitable revenues. Gross margins improved as a result of these product portfolio management actions. Operating income increased in 2007 from 2006 primarily due to the improvement in revenues and gross margins as discussed above.
Note 11: Long-Term Debt and Other Borrowing Arrangements
Convertible Subordinated Debentures, page 57
4.	We note your response to prior comment 7. In a similar manner to your response, please disclose that the number of shares to be delivered is limited. Please also disclose the maximum number of shares that could be delivered. Please disclose how the number of shares to be delivered is determined and the circumstances in which the conversion price could be adjusted.

In future filings, we will disclose that the number of shares to be delivered is limited. We will also disclose the maximum number of shares that could be delivered and how the number of shares to be delivered is determined and the circumstances in which the conversion price could be adjusted. Such disclosure will appear as follows:
Convertible Subordinated Debentures
On April 20, 2007, we completed the exchange of $110.0 million aggregate principal of new 4.0% convertible subordinated debentures due 2023 for $110.0 million aggregate principal outstanding of the previous 4.0% convertible subordinated debentures due 2023. The new convertible debentures contain a net share settlement feature requiring us upon conversion to pay the principal amount in cash and to pay any conversion consideration in excess of the principal amount in shares of our common stock. The previous debentures were convertible only into shares of our common stock. We may call some or all of the debentures on or after July 21, 2008. Holders may surrender their debentures for conversion into cash and shares of common stock upon satisfaction of any of the following conditions: (1) the closing sale price of our common stock is at least 110% of the conversion price for a minimum of 20 days in the 30 trading-day period ending on the trading day prior to surrender; (2) the senior implied rating assigned to us by Moody’s Investors Service, Inc. is downgraded to B2 or below and the corporate credit rating assigned to us by Standard & Poor’s is downgraded to B or below; (3) we have called the debentures for redemption; or, (4) upon the occurrence of certain corporate transactions as specified in the indenture. As of December 31, 2007, condition (1) had been satisfied. Because the holders of these debentures may at their election currently tender them for conversion, we have classified the obligations as a current liability.
The number of shares to be delivered upon conversion is limited to the face value of the notes divided by the conversion price (or 6.2 million shares) less the number of shares that

Securities and Exchange Commission
July 1, 2008

amount to a total fair market value of $110.0 million, which will be settled in cash. As of December 31, 2007, the debentures are convertible into cash of $110.0 million and approximately 3.8 million shares of common stock based on a conversion price of $17.679 and the closing price of our common stock of $44.50. The conversion price is subject to adjustment for dividends and other equity distributions. To date, no holders of the debentures have surrendered their debentures for conversion into cash and shares of our common stock. Interest of 4.0% is payable semiannually in arrears, on January 15 and July 15. The debentures mature on July 15, 2023, if not previously redeemed.
Form 10-Q for the Period Ended March 30, 2008
General
5.	Please address the above comments in your interim filings as well.

We will address the comments above in our interim filings.
If you have any questions relating to any of the foregoing, please feel free to contact me at 314-854-8010 or my colleague, John Norman, at 314-854-8015.
Sincerely,
 /s/ Gray G. Benoist
Gray G. Benoist
Vice President, Finance and Chief Financial Officer